November 14, 2005
Michael McTiernan, Esq.,
       Securities and Exchange Commission,
               100 F Street, N.E.,
                      Washington, D.C. 20549.
                     Re: IntercontinentalExchange, Inc.—Form S-1 (File No. 333-123500)
Dear Mr. McTiernan:

Earlier today, IntercontinentalExchange, Inc. (the “Company”) filed Amendment No. 8 (the “Amendment”) to the above-referenced registration statement (the “Registration Statement”) in connection with its proposed initial public offering (the “Offering”). The Amendment primarily related to:

• an increase in the number of shares being offered in the Offering from 10,000,000 to 16,000,000 shares of common stock (with all of the additional 6,000,000 shares being sold by the selling stockholders and none being sold by the Company);

• an increase in the anticipated range of the initial public offering price from $18.00 to $20.00 per share to $24.00 to $26.00 per share; and

• modifications to the underwriting section to reflect (i) a corresponding increase in the directed share program from 500,000 shares to 700,000 shares and (ii) the Company’s reservation to sell directly up to 2,500 shares of common stock to executive officers in the directed share program, rather than through the underwriters.

The Staff has orally requested a written analysis by the Company as to whether these changes would materially change the disclosure contained in the Registration Statement at effectiveness as compared to that contained in the preliminary prospectus, dated October 27, 2005 (the “Preliminary Prospectus”). In response to the Staff’s oral request, we have set forth below, on behalf of the

IntercontinentalExchange, Inc.

Company, the Company’s determination that the changes set forth in the Amendment do not materially change the disclosure relating to the Offering at the time the Preliminary Prospectus was circulated. The Company believes that the changes reflected in the form of preliminary prospectus included in the Amendment are not material, due to the following:

• The additional shares being sold are being offered by the selling stockholders and not by the Company. As a result, the capitalization of the Company on a pro forma basis after giving effect to the Offering will not change from the capitalization disclosed in the Preliminary Prospectus. In addition, the additional 6,000,000 shares being sold have been allocated among seven of the existing selling stockholders identified on pages 154-158 of the Preliminary Prospectus and the Amendment. The amount being sold by three of the Company’s four largest selling stockholders remains unchanged, with an increase in the number of shares being sold by Morgan Stanley Capital Group, Inc., the Company’s largest stockholder, of 222,300 shares, which further reduces Morgan Stanley’s ownership interest in the Company by 0.4%, an amount the Company does not believe to be significant. In addition, the Company does not believe that the ownership interest of the seven existing selling stockholders has changed materially in the Amendment from the Preliminary Prospectus, in each case, further reducing its respective ownership interest in the Company.

• The price range increased, resulting in increased net proceeds to the Company of $14.0 million from $39.3 million, which the Company believes is not material based on its anticipated use of net proceeds (to repay outstanding debt of $13.0 million and for general corporate purposes). The $14.0 million increase represents only a 12.5% increase to the Company’s cash position based on the cash and cash equivalents, restricted cash and restricted short-term investments, short-term investments and long-term investments in the Company’s consolidated balance sheet data on page 11 of the Amendment. Finally, the increase in proceeds to the Company is a favorable change and certainly does not disadvantage or impact the Company or potential investors in any negative way. Accordingly, the Company believes the use of proceeds to the Company did not materially change. While the amount of net proceeds to the selling stockholders increased, it increased simply to reflect the increase in the number of shares being sold and the increased price range, and the Company will not receive any of the net proceeds of the selling stockholders. Accordingly, the Company does not believe that the increase in net proceeds to the selling stockholders is material to an investor’s decision to invest in the Company. See “Use of Proceeds” on page 33 of the Amendment.

• As reflected in the Amendment, the number of shares reserved under the directed share program increased by 200,000 shares to 700,000 shares simply to reflect the increased offering size. In addition, as reflected in the Amendment, the Company has elected to sell up to 2,500 shares directly to executive officers as part of the directed share program. The Company believes that its election to sell

IntercontinentalExchange, Inc.

shares directly is insignificant given that any such sale will be made at the initial public offering price and, moreover, the amount involved is immaterial in relation to the aggregate number of shares being offered by the Company and the aggregate number of shares that have been reserved for sale under the directed share program.

For the reasons set forth above, the Company does not believe that the changes set forth in the Amendment materially change the disclosure relating to the Offering at the time the Preliminary Prospectus was circulated such that recirculation would be necessary or appropriate. In addition, we have been informed that Cleary Gottlieb Steen & Hamilton LLP, counsel to the underwriters, concurs with this analysis and with the view of the Company and Sullivan & Cromwell LLP that recirculation of an amended Preliminary Prospectus is not required under these circumstances.
* * * *
               Any questions or comments with respect to the foregoing may be communicated to the undersigned at (212) 558-4175.

Very truly yours,

/s/ Catherine M. Clarkin

cc:        Johnathan H. Short

(IntercontinentalExchange, Inc.)

David B. Harms
(Sullivan & Cromwell LLP)